IAB 3/16

*KH 3/15

[redacted]

11019953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response . . .	12.00

SEC FILE NUMBER
8-28569

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2011 WASH. D.C. 200 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Timber Hill LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich (City) | Connecticut (State) | 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Brody | 203-618-5806 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) | New York (City) | New York (State) | 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/24

AFFIRMATION

I, Paul J. Brody, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Timber Hill LLC for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/28/11

Signature Date

Chief Financial Officer

Title

Notary Public

Nancy Ann Nelson
Notary Public, State of Connecticut
My Commission Expires Aug. 31, 2012

TIMBER HILL LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIMBER HILL LLC
(SEC I.D. No. 8-28569)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Timber Hill LLC
Greenwich, CT

We have audited the accompanying statement of financial condition of Timber Hill LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011

TIMBER HILL LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2010

Assets		
Cash and cash equivalents	$	157,457,964
Cash segregated for regulatory purposes		415,611,309
Securities borrowed		3,202,921,777
Securities purchased under agreements to resell		127,896,941
Trading assets, at fair value:		
Financial instruments owned		2,650,950,173
Financial instruments owned and pledged as collateral		2,034,635,835
		4,685,586,008
Other receivables:		
Brokers, dealers and clearing organizations		1,506,205,934
Affiliates		6,409,316
Interest		4,474,347
		1,517,089,597
Other assets		40,539,645
Total assets	$	10,147,103,241
Liabilities and members' capital		
Liabilities:		
Trading liabilities - financial instruments sold but not yet purchased, at fair value	$	4,183,297,136
Securities loaned		2,116,563,175
Other payables:		
Brokers, dealers and clearing organizations		1,386,338,927
Affiliates		523,618,580
Accounts payable, accrued expenses and other liabilities		16,193,321
Interest		7,085,951
		1,933,236,779
Liabilities subordinated to the claims of general creditors		150,000,000
Members' capital		1,764,006,151
Total liabilities and members' capital	$	10,147,103,241

See accompanying notes to the statement of financial condition.

1. Organization and Nature of Business

Timber Hill LLC (the "Company") is a broker-dealer and a member of various securities and commodities exchanges. The Company is also a member of the National Futures Association and a registered Futures Commission Merchant ("FCM"). All security and commodity transactions are cleared either by the Company or through other clearing brokers and organizations. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company executes orders and carries positions in commodity futures and options on a limited scale and on an omnibus basis for Interactive Brokers LLC, an affiliated U.S. broker dealer and FCM.

The Company is 99.99% owned by IBG LLC, ("IBG LLC" or "the Group"), a Connecticut limited liability company. In addition to the Company, the Group is comprised of several Operating Companies (Note 09).

The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc.").

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and has been prepared in conformity with the Accounting Standards Codification ("ASC"). The preparation of financial statements in conformity with ASC requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include estimated fair value of financial instruments, estimated useful lives of property and equipment and compensation accruals.

Fair Value

At December 31, 2010, substantially all of the Company's assets and liabilities, including financial instruments, were carried at fair value based on market prices, as published by exchanges and clearinghouses, or were assets which are short-term in nature (such as spot foreign exchange) and were carried at amounts that approximate fair value.

The Company applies the fair value hierarchy of ASC 820, *Fair Value Measurements and Disclosures*, to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

Financial instruments owned and financial instruments sold, but not yet purchased, except forward currency contracts, over-the-counter ("OTC") currency options and certain corporate and municipal debt securities, which are classified as Level 2 financial instruments, are classified within Level 1 of the fair value hierarchy. Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include U.S. government and sovereign obligations, active listed securities, options, futures, options on futures and corporate and municipal debt securities. The Company does not adjust quoted prices for Level 1 financial instruments, even in the event that the Company may hold a large position whereby a purchase or sale could reasonably impact quoted prices. Currency forward contracts and OTC currency options are classified as Level 2 financial instruments as such instruments are not exchange-traded. Corporate and municipal debt securities that are not actively traded are also classified in Level 2, as are investments in restricted common stock, which investments are reported in other assets in the accompanying statement of financial condition.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of three months or less, other than those used for trading purposes.

Cash Segregated for Regulatory Purposes

As a result of activities with customers of certain affiliates, the Company is obligated by rules mandated by its primary regulators including the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") to segregate or set aside cash or qualified securities to satisfy such regulations, which regulations have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which cash or securities are deposited as required to conduct day-to-day clearance activities.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide counterparties with collateral, which may be in the form of cash, letters of credit, or other securities. With respect to securities loaned, the Company receives collateral, which

may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually. Receivables and payables with the same counterparty are not offset in the statement of financial condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at contract value, plus accrued interest, which approximates fair value. The Company's policy is to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the fair value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions.

Financial Instruments Owned and Sold But Not Yet Purchased

Stocks, government, corporate and municipal bonds, futures and options transactions are reported in the financial statements on a trade date basis. All financial instruments owned and financial instruments sold but not yet purchased are recorded at fair value based upon quoted market prices. All firm-owned financial instruments pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments are classified as financial instruments owned and pledged as collateral in the statement of financial condition.

The Company also enters into currency forward contracts with certain of its affiliates. These transactions, which are also reported on a trade date basis, are agreements to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and at completion of the currency forward contract term. Unrealized mark-to-market gains and losses on currency forward contracts are reported as components of financial instruments owned or financial instruments sold but not yet purchased.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails to deliver") and margin deposits. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Receivables and payables to brokers, dealers and clearing organizations also include amounts related to futures contracts executed on behalf of customers as well as net payables and receivables from unsettled trades.

Foreign Currency Translation

Foreign currency denominated assets and liabilities are translated into U.S. Dollars at the period-end exchange rate. Foreign currency denominated revenues and expenses are translated at the exchange rates in effect at the transaction dates.

Property and Equipment

Property and equipment, which is a component of other assets, consist of purchased technology hardware and software, leasehold improvements and office furniture and equipment. Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease, generally three to seven years. Computer software is amortized over three years, computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years.

Stock-Based Compensation

The Company follows ASC 718, *Compensation – Stock Compensation*, to account for its stock-based compensation plans. ASC 718 requires all share-based payments to employees to be recognized in the financial statements using a fair value-based method. As a result, the Company expenses the fair value of stock granted to employees over the related vesting period.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions and valuation allowances for deferred tax assets reported in financial statements, prescribing a "more likely than not" threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

As of December 31, 2010, no adjustments were required to be made to existing income tax reserves and no new income tax assets or liabilities have been recognized.

The Company operates in the United States as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners.

Recently Issued Accounting Pronouncements

Subsequent to the adoption of the ASC, the FASB will issue Accounting Standards Updates ("ASU's") as the means to add to or delete from, or to amend the ASC. In 2010 and in 2011, prior to the issuance of the Company's statement of financial condition,

ASU's 2010-01 through ASU 2010-29 and ASU 2011-01 were issued. Following is a summary of recently issued ASU's that affected or may affect the Company's statement of financial condition:

	Affects	Status
ASU 2009-16	*Transfers and Servicing: Accounting or Transfers of Financial Assets – Amends ASC 860 – eliminates exceptions for qualifying special purpose entities and for certain mortgage securitizations*	Periods beginning after November 15, 2009
ASU 2010-09	*Subsequent Events (Topic 855)* – Amendments to Certain Recognition and Disclosure Requirements	Effective on issuance
ASU 2010-11	*Derivatives and Hedging (Topic 815)* - Scope Exception related to Embedded Credit Derivatives	First fiscal quarter beginning after June 15, 2010, early adoption permitted at the beginning of the first fiscal quarter after issuance.
ASU 2010-12	*Income Taxes (Topic 740)* - Accounting for Certain Tax Effects of the 2010 Health Care Reform Acts	Effective on issuance.
ASU 2010-13	*Compensation - Stock Compensation (Topic 718)* - Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades	Fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. Early application is permitted.

Adoption of those ASU's that became effective during 2010, and in 2011, prior to the issuance of the Company's statement of financial condition, did not have a material effect on the statement of financial condition. Management is assessing the potential impact on the Company's statement of financial condition of adopting ASU's that will become effective in the future.

3. Trading Activities and Related Risks

The Company's trading activities include providing securities market making and brokerage services. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;
- defined risk management policies and procedures supported by a rigorous analytic framework; and
- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to various market risks. Exposures to market risks arise from equity price risk, foreign currency exchange rate fluctuations and changes in interest rates. The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and exchange traded derivatives to hedge its market exposures. The following discussion describes the types of market risk faced:

Equity Price Risk

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. The Company is subject to equity price risk primarily in securities owned and securities sold but not yet purchased. The Company attempts to limit such risks by continuously reevaluating prices and by diversifying its portfolio across many different options, futures and underlying securities and avoiding concentrations of positions based on the same underlying security.

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Exchange rate contracts may include cross-currency swaps and currency futures contracts. Currency swaps are agreements to exchange future payments in one currency for payments in another currency. These agreements are used to effectively convert assets or liabilities denominated in different currencies. Currency futures are contracts for delayed delivery of currency at a specified future date. The Company uses currency swaps to manage the levels of its non-U.S. dollar currency balances and currency cash and futures to hedge its global exposure.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on cash and margin balances, positions carried in equity securities, options and futures and on its debt obligations. These risks are managed through investment policies and by entering into interest rate futures contracts.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and commodities clearing houses and a small portion is settled through member firms and banks with substantial financial and operational resources. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles and finances various securities transactions for its affiliates and their customers. Execution of these

transactions includes the purchase and sale of securities by the Company that exposes the Company to default risk arising from the potential that affiliates, customers of affiliates or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to affiliates, customers of affiliates or counterparties.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for any losses from the counterparty.

For cash management purposes, the Company enters into short-term securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits of cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company as permitted under contractual provisions.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2010, the Company did not have any concentrations of credit risk.

Off-Balance Sheet Risks

The Company may be exposed to a risk of loss not reflected in the financial statements for futures products, which represent obligations of the Company to settle at contracted prices, which may require repurchase or sale in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's cost to liquidate such futures contracts may exceed the amounts reported in the Company's statement of financial condition.

4. Fair Value

The following tables set forth, by level within the fair value hierarchy (Note 2), financial assets and liabilities, primarily financial instruments owned and financial instruments sold, but not yet purchased, at fair value as of December 31, 2010. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Financial Assets At Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Financial instruments owned:				
Stocks	$ 8,141,787	$ -	$ -	$ 8,141,787
Options	2,513,979,363	7,857	-	2,513,987,220
Corporate and Municipal Bonds	46,464,950	48,894,979	-	95,359,929
Warrants	25,052,724	-	-	25,052,724
U.S. Treasury Bills	8,408,513	-	-	8,408,513
	2,602,047,337	48,902,836	-	2,650,950,173
Financial instruments owned and pledged as collateral:				
Stocks	2,033,343,794	-	-	2,033,343,794
Corporate and Municipal Bonds	1,292,041	-	-	1,292,041
	2,034,635,835	-	-	2,034,635,835
	4,636,683,172	48,902,836	-	4,685,586,008
Other Assets - Investments in Common Stock	-	2,239,280	-	2,239,280
	4,636,683,172	51,142,116	-	4,687,825,288

	Financial Liabilities At Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Financial instruments sold, but not yet purchased:				
Stocks	$ 1,784,404,303	$ -	$ -	$ 1,784,404,303
Options	2,298,469,313	11	-	2,298,469,324
Corporate Bonds	48,418,736	50,734,022	-	99,152,758
Currency Forward Contracts	-	1,270,751	-	1,270,751
	$ 4,131,292,352	$ 52,004,784	-	$ 4,183,297,136

5. Collateral

The Company enters into securities borrowing and lending transactions and agreements to repurchase and resell securities to finance trading inventory, to obtain securities for settlement and to earn residual interest rate spreads. Under these transactions, the Company either receives or provides collateral, including equity, corporate and municipal debt and U.S. Government securities. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties to cover short positions. At December 31, 2010, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was approximately $3.2 billion, substantially all of which has been repledged or resold. The sources of collateral were $3.1 billion from securities lending transactions and $0.1 billion from agreements to resell.

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements. At December 31, 2010, securities purchased under agreements to resell in the amount of $127,896,941 were pledged to clearing organizations.

Financial instruments owned and pledged, where the counterparty has the right to repledge, at December 31, 2010 were comprised of stocks in the amount of $2,034,635,835.

6. Property and Equipment, net

Property and equipment, which are included in other assets in the statement of financial condition, are comprised of leasehold improvements, computer equipment, furniture and office equipment. At December 31, 2010 property and equipment consisted of:

Leasehold improvements	$	7,891,935
Computer equipment		1,401,494
Furniture and office equipment		1,481,056
Computer software		95,781
		10,870,266
Less: accumulated depreciation		(4,288,775)
Property and equipment, net	$	6,581,491

7. Liabilities Subordinated to the Claims of General Creditors

At December 31, 2010, the Company had an unsecured subordinated loan of $150,000,000 with IBG LLC that matures on June 30, 2012. The subordinated loan payable is due on demand, thus the recorded value approximates the loan's fair value. This loan bears interest at a rate of 6.38% at December 31, 2010.

8. Commitments, Contingencies and Guarantees

Litigation

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. Consequently, the Company cannot estimate losses or ranges of losses related to such legal matters, even in instances where it is reasonably possible that a future loss will be incurred. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management that the resolution of these actions is not expected to have a material adverse effect, if any, on our business or financial condition, but may have a material impact on the results of operations for a given period.

The Company accounts for potential losses related to litigation in accordance with ASC 450, Contingencies (formerly SFAS No. 5). As of December 31, 2010, no reserves for potential losses related to litigation matters were deemed necessary.

Leases

Directly and through affiliates, the Company has non-cancelable operating leases covering office space with terms through January 2019, with renewal options through January 2026. One office lease is subject to escalation clauses based on specified costs incurred by the landlord and contains a renewal election.

The Company's proportionate share of minimum future rental payment commitments, inclusive of amounts allocated by affiliates, is as follows:

Year		
2011	$	1,402,998
2012		1,416,784
2013		1,437,320
2014		442,239
2015		365,483
Thereafter		1,161,973
	$	6,226,797

Guarantees - The Company provides guarantees to securities clearing houses and exchanges which meet the accounting definition of a guarantee under ASC 460, *Guarantees.* Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the statement of financial condition for these arrangements.

Other Commitments - Certain clearing houses and clearing banks and firms used by the Company are given a security interest in certain assets of the Company held by those clearing organizations. These assets may be applied to satisfy the Company's obligations to the respective clearing organizations.

9. Related Party Transactions

The Operating Companies, in addition to the Company, are comprised of the following companies: Timber Hill Specialists Corp. ("THSC"), Timber Hill Europe AG ("THE"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC"), Interactive Brokers LLC and subsidiaries ("IB LLC"), Interactive Brokers Canada Inc. ("IBC"), Interactive Brokers (U.K.) Limited ("IBUK"), Interactive Brokers Securities Japan, Inc. ("IBSJ"), Interactive Brokers (India) Private Limited ("IBI"), Interactive Brokers Financial Products S.A. ("IBFP"), Interactive Brokers Hungary Kft ("IBH"), Interactive Brokers Software Services Estonia OU ("IBEST"), Interactive Brokers Software Services Rus ("IBRUS") and IB Exchange Corp. ("IBEC").

THE, THC, THA and THSHK are registered securities dealers in Switzerland, Canada, Australia and Hong Kong, respectively, and trade on a proprietary basis and engage in execution and clearing for affiliates. THSC is a registered broker-dealer in the US, engaged in stock specialist operations. IB LLC, IBUK, IBC, IBSJ and IBI are registered broker-dealers in the US, Great Britain, Canada, Japan and India, respectively, and engage in execution and clearing securities services for customers and affiliates. IBFP is a securities issuer registered in Germany. IBEST, IBH and IBRUS provide the Group with computer programming services and IBEC holds certain of the Group's strategic investments. IBG LLC is the holding company for the group of operating companies. These companies share administrative, financial and technological resources and the broker-dealer and securities dealer operating companies engage in securities transactions such as trade execution in the ordinary course of business with the Company.

Affiliate loans and brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including administrative, consulting and service fees and advances between operating companies are netted by operating company.

Included in assets in the statement of financial condition are the following amounts with related parties at December 31, 2010:

Securities borrowed - stock and bond borrows	$	648,602,128
Trading Assets - Options, at fair value:	$	7,857
Other receivables:		
Brokers, dealers and clearing organizations:	$	1,364,425,409
Interest	$	1,394,093

Included in liabilities in the statement of financial condition are the following amounts with related parties at December 31, 2010:

Trading Liabilities - sold, but not yet purchased, at fair value:		
Currency forward contracts	$	1,270,751
Options		11
Securities loaned	$	886,847,421
Other payables:		
Brokers, dealers and clearing organizations:	$	1,354,687,394
Interest	$	5,525,560
Subordinated loan payable (Note 7)	$	150,000,000

10. Segregation of Funds

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities and, at December 31, 2010, segregated funds exceeded such requirements by $1,791,128. At December 31, 2010, cash and securities segregated included $834,711 of cash and $414,776,598 of money market funds.

11. Defined Contribution and Employee Incentive Plans

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based Operating Companies who have met minimum service requirements the opportunity to participate in defined contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of these plans is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. These plans provide for the Group to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

Return on Investment Dollar Units ("ROI Dollar Units")

From 1998 and 2006, IBG LLC granted all non-member employees ROI Dollar Units, which are redeemable under the amended provisions of the plan, and in accordance with regulations issued by the Internal Revenue Service (Section 409A of the Internal Revenue Code). Upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. For grants made in 1998 and 1999, grantees may redeem the ROI Dollar Units after vesting on the fifth anniversary of the date of their grant and prior to the tenth anniversary of the date of their grant. For grants made between January 1, 2000 and January 1, 2005, grantees must elect to redeem the ROI Dollar Units upon the fifth, seventh or tenth anniversary date. These ROI Dollar Units will vest upon the fifth anniversary of the date of their grant and will continue to accumulate earnings until the elected redemption date. For grants made on or after January 1, 2006, all ROI Dollar Units shall vest on the fifth anniversary date of their grant and will be automatically redeemed. Subsequent to the IPO, no additional ROI Dollar Units have been or will be granted, and non-cash compensation to employees will consist primarily of grants of shares of Common Stock as described below under "2007 Stock Incentive Plan."

As of December 31, 2010, payables to employees of the Company for ROI Dollar Units were $4,470,250, of which $832,108 were vested. These amounts are included in accounts payable, accrued expenses and other liabilities in the statement of financial condition.

2007 ROI Unit Stock Plan

Certain employees of the Company held ROI Dollar Units that entitled each holder thereof to accumulated earnings on the face value of the certificate representing his or her ROI Dollar Units. Subsequent to the IPO, no additional ROI Dollar Units have been or will be granted. In connection with the IPO, ROI Dollar Units were, at the employee's election, redeemable for cash, as provided for under the ROI Dollar Unit plan, or the accumulated earnings attributable to the ROI Dollar Units as at December 31, 2006 may have been invested in shares of Common Stock pursuant to the Interactive Brokers Group, Inc. 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"). All ROI Dollar Units held by employees of the Company that were outstanding as of December 31, 2006 were so invested, and 673,382 shares of restricted Common Stock to be issued to employees of the Company under the ROI Unit Stock Plan have been or will be distributed in accordance with the following schedule, subject to the conditions below:

- 10% on the date of the IPO; and
- an additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with other applicable covenants.

Estimated future compensation costs for unvested awards at December 31, 2010 are $4.8 million.

2007 Stock Incentive Plan

Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 20.0 million shares of IBG, Inc. Class A common stock ("Common Stock") may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine which employees are eligible to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each employee and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of Common Stock. Stock Incentive Plan awards are subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but unissued shares of Common Stock awarded under the Stock Incentive Plan, or provide that any such granted but unissued shares of Common Stock will be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. granted awards of Common Stock in connection with the IPO and is expected to continue to grant awards on or about December 31 of each year following the IPO, to eligible employees as part of an overall plan of equity compensation. Shares of Common Stock granted are issued to IBG LLC, to be held as Treasury Stock, and are distributable to employees in accordance with the following schedule:

- 10% on the first vesting date, which approximates the anniversary of the IPO; and
- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with IBG, Inc. and compliance with non-competition and other applicable covenants.

Stock Incentive Plan share grants and the related fair values at the date of grant were:

	Shares	Fair Value at Date of Grant
December 31, 2010	489,182	$ 8,417,648

The following is a summary of Stock Plan share activity for the period from January 1, 2010 through December 31, 2010:

	2007 Stock Incentive Plan Shares	2007 ROI Unit Stock Plan Shares
Balance, January 1, 2010	1,195,893	375,430
Granted	489,182	-
Forfeited by employees	(2,882)	(1,204)
Distributed to employees	(176,360)	(90,399)
Balance, December 31, 2010	1,505,833	283,827

Estimated future grants under the Stock Incentive Plan are being accrued for ratably during each year under the ASC 718 "Graded Vesting" method. Estimated future compensation costs for unvested awards at December 31, 2010 are $13.6 million.

Shares granted under the 2007 ROI Unit Stock Plan and the Stock Incentive Plan are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted shares unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested shares previously granted.

12. Net Capital Requirements

The Company is required to maintain net capital in excess of the greater of capital calculated under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) or Commodity Futures Trading Commission ("CFTC") minimum financial requirements (Regulation 1.17). The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company, as a market

maker, to maintain minimum net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security), with a maximum requirement of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Regulation 1.17 requires that the Company maintain minimum net capital, as defined, equal to 8% of the total risk margin requirement for all positions carried in customer accounts plus 4% of the total risk margin for all positions carried in non-customer accounts. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2010, the Company had net capital of $1,024,003,976, which was $986,205,179 in excess of required net capital of $37,798,797.

13. Subsequent Events

As required by ASC 855-10-50, the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition was issued. No recordable or disclosable events occurred through this date.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

Timber Hill LLC
Two Pickwick Plaza
Greenwich, CT 08630

In planning and performing our audit of the financial statements of Timber Hill LLC (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 and (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations. We did not review the practice and procedures followed by the Company in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC, because the Company does not carry customer accounts for trading on Foreign Commodity Exchanges, it neither computes nor segregates funds pursuant to Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether

those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Chicago Board Options Exchange, the Chicago Mercantile Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH, D.C.
200 SECTION

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Timber Hill LLC
Greenwich, CT

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Timber Hill LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Timber Hill LLC's compliance with the applicable instructions of the Form SIPC-7. Timber Hill LLC's management is responsible for Timber Hill LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting a difference of $3,213,123.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended , 20

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028569 CBOE
Timber Hill LLC
2 Pickwick Plaza
Greenwich, CT 06830-5576

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)		$ 580,443
B. Less payment made with SIPC-6 filed (exclude interest) 8/9/2010 Date Paid		(474,521)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		105,922
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 105,922
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 105,922	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Timber Hill LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Controller
(Title)

Dated the 28 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning ________, 20__ and ending ________, 20__ Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 420,407,976
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	92,822,149
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	118,852,248
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	33,161,781
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Affiliate admin & service fee income (no markup)	7,221,360
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 121,817,633	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	121,817,633
Total deductions	281,053,022
2d. SIPC Net Operating Revenues	$ 232,177,103
2e. General Assessment @ .0025	$ 580,443
	(to page 1, line 2.A.)